UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

TPI Composites, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87266J104

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266J104	13G

1.	NAMES OF REPORTING PERSONS Landmark Equity Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,096,030
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 6,096,030
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,096,030
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The percent of class was calculated based on 33,736,863 shares of common stock of the Issuer issued and outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

1.	NAMES OF REPORTING PERSONS Landmark Growth Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,096,030
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 6,096,030
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,096,030
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The percent of class was calculated based on 33,736,863 shares of common stock of the Issuer issued and outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

1.	NAMES OF REPORTING PERSONS Landmark IAM Growth Capital, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,966,554
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 1,966,554
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,554
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The percent of class was calculated based on 33,736,863 shares of common stock of the Issuer issued and outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

1.	NAMES OF REPORTING PERSONS Landmark Growth Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,129,476
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 4,129,476
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,129,476
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The percent of class was calculated based on 33,736,863 shares of common stock of the Issuer issued and outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP No. 87266J104	13G

Item 1.

(a)	Name of Issuer

TPI Composites, Inc.

(b)	Address of Issuer’s Principal Executive Offices

8501 N. Scottsdale Rd.

Gainey Center II

Suite 100 Scottsdale, AZ 85253

Item 2.

(a)	Name of Person Filing

The reporting persons are Landmark Growth Capital Partners, LP (“Landmark GCP”), Landmark IAM Growth Capital, LP (“Landmark IAM”), Landmark Growth Capital Partners, LLC (“LGCP LLC”), the general partner of both Landmark GCP and Landmark IAM, and Landmark Equity Advisors, L.L.C. (“LEA LLC”), the managing member of LGCP LLC.

(b)	Address of the Principal Office or, if none, Residence

c/o Landmark Partners

10 Mill Pond Lane

Simsbury, Connecticut 06070

(c)	Citizenship

Landmark GCP and Landmark IAM are Delaware limited partnerships. LGCP LLC and LEA LLC are Delaware limited liability companies.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

87266J104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable

CUSIP No. 87266J104	13G

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Landmark IAM     1,966,554

Landmark GCP     4,129,476

Each of LGCP LLC and LEA LLC may be deemed to beneficially own the 6,096,030 shares held collectively by Landmark IAM and Landmark GCP.

(b)	Percent of class:

Landmark IAM     5.8%

Landmark GCP     12.2%

Each of LGCP LLC and LEA LLC may be deemed to beneficially own the 6,096,030 shares held collectively by Landmark IAM and Landmark GCP, which represents an aggregate of 18.0% of the 33,736,863 shares of common stock of the Issuer outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

(c)	Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Landmark IAM	1,966,554	0	1,966,554	0
Landmark GCP	4,129,476	0	4,129,476	0
LGCP LLC	6,096,030	0	6,096,030	0
LEA LLC	6,096,030	0	6,096,030	0

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 87266J104	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

LANDMARK EQUITY ADVISORS, L.L.C.

By:	/s/ Francisco L. Borges
Title: Chairman

LANDMARK GROWTH CAPITAL PARTNERS, LLC
By:	Landmark Equity Advisors, L.L.C., its Managing Member

By:	/s/ Francisco L. Borges
Title: Chairman

LANDMARK IAM GROWTH CAPITAL, LP
By:	Landmark Growth Capital Partners, LLC, its General Partner
By:	Landmark Equity Advisors, L.L.C., its Managing Member

By:	/s/ Francisco L. Borges
Title: Chairman

LANDMARK GROWTH CAPITAL PARTNERS, LP
By:	Landmark Growth Capital Partners, LLC, its General Partner
By:	Landmark Equity Advisors, L.L.C., its Managing Member

By:	/s/ Francisco L. Borges

Title: Chairman

Agreement for Joint Filing

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2017

LANDMARK EQUITY ADVISORS, L.L.C.

By:	/s/ Francisco L. Borges
Title: Chairman

LANDMARK GROWTH CAPITAL PARTNERS, LLC
By:	Landmark Equity Advisors, L.L.C., its Managing Member

By:	/s/ Francisco L. Borges
Title: Chairman

LANDMARK IAM GROWTH CAPITAL, LP
By:	Landmark Growth Capital Partners, LLC, its General Partner
By:	Landmark Equity Advisors, L.L.C., its Managing Member

By:	/s/ Francisco L. Borges
Title: Chairman

LANDMARK GROWTH CAPITAL PARTNERS, LP
By:	Landmark Growth Capital Partners, LLC, its General Partner
By:	Landmark Equity Advisors, L.L.C., its Managing Member

By:	/s/ Francisco L. Borges

Title: Chairman